Exhibit 99.1

YAMANA GOLD ANNOUNCES FIRST QUARTER 2014 RESULTS

TORONTO, ONTARIO, April 29, 2014 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) today announced its financial and operating results for the first quarter 2014.

HIGHLIGHTS
•	Production and costs for the first quarter were within budget expectations.
•	Production is expected to accelerate quarter-over-quarter with the biggest increases expected at Chapada, El Peñón, Mercedes, and Jacobina.
•	Gualcamayo production increased 10% over fourth quarter 2013 and 28% over first quarter 2013 with the contribution from QDD Lower West and Amelia Inés; and
o	April 2014 production was a record of approximately 20,000 ounces.
•	Pilar production increased 13% over fourth quarter 2013 as ramp-up accelerated.
•
Total production for the first four months of approximately 380,000 gold equivalent ounces (“GEO”) (1) with second quarter average monthly production expected to be 16% higher than the average monthly production in the first quarter; and

o	April 2014 production at Jacobina was 6,000 ounces as grade continued to increase and is expected to increase to approximately 2 grams per tonne by the fourth quarter.
•	Updated Cerro Moro feasibility study indicates initial capital expenditure to $126 million;
o	The project is expected to create significant value and provide robust returns.

“In the first quarter, we delivered production in line with our budget at costs consistent with the lower levels established last year. Subsequently, for the month of April we delivered a significant production increase which is a trend we expect to continue throughout the second quarter and balance of the year, positioning us well for our production this year.   We also expect to balance production growth with cost containment and margin preservation,” said Peter Marrone, Chairman and Chief Executive Officer.  “Expansionary capital expenditures were down significantly compared to first quarter last year and with the second quarter expected to be the last period of the current phase of expansionary capital spending,we expect our cash balance to increase in coming quarters.  The combination of increasing production at lower costs, and the continued focus on balancing top and bottom line growth is expected to result in quarterly cash flow returning to the baseline level we established last year.”

FIRST QUARTER 2014 OVERVIEW
•	Production of 271,908 GEO; and
o	27.6 million pounds of copper.
•	By-product cash costs(2) of $450 per GEO and $640 per GEO on a co-product basis.
•	All-in sustaining cash costs (“AISC”)(2,4) of $975 per GEO on a co-product basis and $820 per GEO on a by-product basis.
•	Adjusted earnings(2) from continuing operations of $12.1 million ($0.02 per share);
o	Net loss of $28.7 million ($0.04 per share).
•	Cash flows before changes in non-cash working capital(2,3) of $93.6 million ($0.12 per share).
•	Cash flows after changes in non-cash working capital(3) of $39.0 million ($0.05 per share).

(All amounts are expressed in United States dollars unless otherwise indicated, unaudited.)
1.	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1.
2.
Refers to a non-GAAP measure.  Reconciliation of non-GAAP measures are available at www.yamana.com/Q12014 at a number of our in Brazil coming to an enddion at Gualcacreases to production and decreases to costs throughout 2014of 1.4

3.	Cash flows from operating activities.
4.	Includes cash costs, sustaining capital, corporate general and administrative expense and exploration expense.

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KEY STATISTICS
	Three Months Ending Mar 31st
(In thousands of United States Dollars except for shares and per share amounts, unaudited)	2014	2013
Revenue	353,916	534,873
Cost of sales excluding depletion, depreciation and amortization	208,865	230,741
Depletion, depreciation and amortization	111,950	96,123
General and administrative expenses	31,468	36,713
Exploration and evaluation expenses	4,600	6,923
Equity (losses)/earnings from associate (Alumbrera)	1,165	133
Operating earnings	33,101	208,009
Net (loss)/earnings	(29,608)	102,096
Net (loss)/earnings per share	(0.04)	0.14
Adjusted earnings	12,100	116,084
Adjusted earnings per share	0.02	0.16
Cash flow generated from operations after changes in non-cash working capital	38,977	173,801
Per share	0.05	0.23
Cash flow generated from operations before changes in non-cash working capital	93,622	214,219
Per share	0.12	0.29
Average realized gold price per ounce	1,300	1,620
Average realized silver price per ounce	20.43	29.81
Average realized copper price per pound	3.25	3.58

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PRODUCTION SUMMARY - FINANCIAL AND OPERATING SUMMARY
	Three Months Ending Mar 31st
	2014	2013
Total gold equivalent ounces - produced	271,908	291,312
Gold produced	228,371	248,239
Silver produced (millions of ounces)	2.2	2.2
Total gold equivalent ounces - sold	250,067	292,039
Total copper produced - Chapada (millions of pounds)	27.6	27.4
Total copper sold - Chapada (millions of pounds)	25.4	29.1

	Three Months Ending Mar 31st
(in GEO)	2014	2013
Co-product cash costs per gold equivalent ounce	$640	$587
Cash cost per pound of copper - Chapada	$1.84	$1.90
By-product cash costs per gold equivalent ounce	$450	$383
All-in sustaining cash costs per GEO, by-product basis	$820	$856
All-in sustaining cash costs per GEO, co-product basis	$975	$1,014

PRODUCTION BREAKDOWN
	Three Months Ending Mar 31st
(in GEO)	2014	2013
Chapada	21,710	23,358
El Peñón	96,165	120,684
Gualcamayo	38,481	30,177
Jacobina	14,853	17,366
Minera Florida	28,315	34,024
Fazenda Brasiliero	12,693	16,797
Mercedes	25,460	36,575
C1 Santa Luz *	6,720	-
Pilar *	11,885	-
Other	15,626	12,331
TOTAL	271,908	291,312
* Commissioning production as the mine is not yet in commercial operation.

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Financial Results for the three months ended March 31, 2014

Cash flows from operating activities after changes in non-cash working capital items for the three month period ended March 31, 2014 were $39.0 million, compared to $173.8 million for the quarter ended March 31, 2013.  Cash flows from operating activities before changes in non-cash working capital for the three months ended March 31, 2014 were $93.6 million, compared to $214.2 million generated for the same period of 2013.  Lower cash flows from operating activities compared to that of the same quarter in the prior year were due to lower metal prices and lower sale volumes, partly offset by lower income taxes paid and higher cash distributions from Alumbrera.

Cash flows from operating activities before changes in non-cash working capital were $0.12 per share.  The Company expects 2014 average quarterly cash flow to be above the baseline established in 2013 as production increases and costs decrease.

Net loss for the quarter was $29.6 million or $0.04 per share, compared with net earnings of $102.1 million or basic and diluted earnings of $0.14 per share for the three months ended March 31, 2013.  Adjusted earnings was $12.1 million or $0.02 per share for the three months ended March 31, 2014, compared with $116.1 million or $0.16 per share in the first quarter of 2013.  Lower adjusted earnings were attributed to lower realized metal prices of approximately 20% for gold, 31% for silver and 9% for copper, lower volume of metal sales and higher cost of sales.

Revenues were $353.9 million in the first quarter compared with $534.9 million in the first quarter of 2013.  Mine operating earnings were $33.1 million, compared with $208.0 million in the first quarter of 2013.  Lower revenues and mine operating earnings were due to lower metal prices and to lower volume of gold and copper sales.  Lower metal prices accounted for 58% of the variance in revenues in comparison to the first quarter of 2013 representing approximately $0.16 per share in earnings.  Lower sales volume of copper in concentrate was attributed to 9,600 tonnes of unsold concentrate production that was accounted for in inventory as at March 31 containing an estimated 5.2 million pounds of copper with an approximate sales value of $15.6 million, which was shipped following the end of the quarter.

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Revenues for the three months ended March 31, 2014 were generated from the sale of 192,586 ounces of gold, 2.2 million ounces of silver and 25.4 million pounds of copper, excluding Alumbrera which is accounted for as an equity investment.  This compares to sales, excluding Alumbrera, of 241,259 ounces of gold, 2.2 million ounces of silver and 29.1 million pounds of copper for the three months ended March 31, 2013.

The average realized price of gold in the first quarter of 2014 was $1,300 per ounce compared to $1,620 per ounce in the same quarter of 2013, representing a decrease of 20%.  The average realized price of copper was $3.25 per pound compared to $3.58 per pound in the first quarter of 2013, representing a decrease of 9%, and the average realized silver price was $20.43 per ounce compared to $29.81 per ounce in the first quarter of 2013, representing a decrease of 31%.

Cost of sales excluding depletion, depreciation and amortization for the three months ended March 31, 2014 was $208.9 million compared with $230.7 million for the same quarter of 2013.  Cost of sales excluding depletion, depreciation and amortization was lower than that of the same period in 2013 due to lower sales volume.

Depletion, depreciation and amortization (“DDA”) expense for the quarter was $112.0 million, compared to $96.1 million in the first quarter of 2013.  The increase was attributable to higher DDA at Gualcamayo from Amelia Inés (open-pit) and QDD Lower West (underground) which started to contribute to production in late 2013.

Other expenses including of general and administrative, exploration and evaluation, other and net finance expenses were $51.0 million in the quarter, compared to $52.9 million in the three months ended March 31, 2013.  The other expenses are discussed below:

General and administrative expenses were $31.5 million in the first quarter compared to $36.7 million in the same quarter of 2013 a decrease of 14%.  It is expected that general and administrative expenses will continue to be maintained at current levels or lower as a result of the cost containment initiatives undertaken by the Company in 2013.

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Exploration and evaluation expenses were $4.6 million, compared to $6.9 million incurred in the first quarter of 2013.  The decrease in exploration and evaluation expenses is a result of the Company's reduced focus on greenfield exploration relative to the first quarter of 2013.

Other expenses were $12.5 million in the quarter compared to $2.1 million in the first quarter of 2013.  The increase in other expenses primarily reflects the write-off of uncollectible indirect tax credits during the quarter.

Finance expense net of finance income was $2.4 million in the quarter compared to $7.1 million in the first quarter of 2013.  Lower net finance expense was mainly due to higher foreign exchange gains that resulted from favourable movements in exchange rates of currencies for which the Company settles its mine operating expenses.

Equity earnings from Alumbrera were $1.2 million for the quarter compared with earnings of $0.1 million for the three months ended March 31, 2013.  Higher equity earnings were due to higher sales volumes partly offset by lower metal prices.  Cash dividends from the Company’s equity investment in Alumbrera received in the quarter were $17.6 million compared to $4.6 million in the first quarter of 2013.

The Company recorded an income tax expense of $12.9 million in the first quarter of 2014 compared to a tax expense of $53.2 million in the same quarter of 2013.  The lower income tax expense in the first quarter of 2014 is attributable to lower earnings relative to that of the first quarter of 2013.  The income tax provision for the first quarter of 2014 reflects a current income tax expense of $23.1 million compared to current tax expense of $52.2 million in the same quarter of 2013, and a deferred income tax recovery of $10.2 million compared to a deferred tax expense of $1.0 million.  During the quarter, the exchange rates of Brazilian Real and Argentinean Peso declined in value against the US Dollar.  As a result for local purposes, a charge of $34.5 million relating to unrealized foreign exchange was recorded in the deferred tax expense.  The impact of these foreign exchange movements on taxes are non-cash and as such excluded from adjusted earnings. See Note 22 to the Condensed Consolidated Interim Financial Statements for a breakdown of the foreign exchange and interest and penalties charged to the income tax expense.

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During the quarter, the capacity under the Company's revolving line of credit was increased from $750 million to $1 billion.  Subsequent to the quarter end, the Company received commitments for an additional senior unsecured term facility for two years of up to a capacity of $750 million. The terms and covenants of the term facility are substantively the same as the existing revolving credit facility. The Company’s outstanding net debt position from all credit facilities was approximately $1.1 million. The Company borrowed under its credit facilities to purchase an initial share position in Osisko Mining Corporation.

Subsequent to the quarter end, the Company plans to restructure its equity interest in the Ernesto/Pau-a-Pique mine to below 50% with preference to the repayment of its investment.  The Company will continue to manage Ernesto/Pau-a-Pique until the end of year subject to any renewal at that time.

Operating Results for the three months ended March 31, 2014

Total production for the first quarter of 2014 was 271,908 GEO, compared to 291,312 GEO produced in the first quarter of 2013.  Total production included the Company’s attributable production from Alumbrera of 10,115 ounces of gold and production during commissioning of 24,116 ounces of gold.

Commercial production for the first quarter was 247,792 GEO compared with 287,203 GEO produced in the first quarter of 2013. Total commercial production comprised of 204,255 of gold and 2.2 million ounces of silver, compared to 244,129 ounces of gold and 2.2 million ounces of silver produced in the same quarter of 2013.  Gualcamayo increased production by 28% relative to the first quarter of 2013 and 10% relative to the fourth quarter of 2013 with production contribution from the QDD Lower West underground mine and from Amelia Inés.  Overall gold production at other mines was consistent with plan despite some operations being impacted by a more severe rainy season in certain regions.  Similar to previous years, first quarter production was planned to be the lowest of the year given the rainy season and the ramp-up of new projects. Total production for the first four months of approximately 380,000 GEO, in line with budget, with second quarter average monthly production expected to be 16% higher than the average monthly production in the first quarter.  Production is expected to accelerate for the remainder of the year as ordinary course mine sequencing will result in mining of higher grade areas with the largest impact at mines that contribute most significantly to the operating cash flow generation of the Company.

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By-product cash costs for the first quarter of 2014 averaged $450 per GEO, compared with $383 per GEO in the first quarter of 2013.  By-product cash costs were impacted by a lower copper credit contribution from Chapada and Alumbrera due to a lower copper price and lower sales volume.  The average market price for copper in the first quarter of 2014 was 11% lower than the average of the same quarter in 2013.  By-product and co-product cash costs  were impacted by planned lower grades at certain mines and higher input costs compared to the three months ended March 31, 2013.  Co-product cash costs  for the first quarter averaged $640 per GEO, compared to $587 per GEO for the first quarter of 2013.

All-in sustaining cash costs ("AISC") were $820 per GEO on a by-product basis, compared to $856 per GEO for the first quarter of 2013 and well below the plan level of $850 per GEO.  AISC were $975 per GEO on a co-product basis for the first quarter of 2014, compared to $1,014 per GEO for the first quarter of 2013.

Copper production for the quarter was 27.6 million pounds from the Chapada mine, compared to 27.4 million pounds for the same quarter of 2013.  A total of 7.2 million pounds of copper produced from Alumbrera were attributable to the Company, compared with 6.3 million pounds for the quarter ended March 31, 2013.  Total copper production for the first quarter of 2014 was 34.7 million pounds, compared with 33.6 million pounds in the first quarter of 2013.

Co-product cash costs per pound of copper were $1.84 per pound from the Chapada mine compared to $1.90 per pound of copper in the same quarter of 2013.  Co-product cash costs per pound of copper for the quarter including the Company’s interest in Alumbrera were $1.96 per pound compared to $1.99 per pound for the first quarter of 2013.

OPERATING MINES

Charts providing a summary of mine-by-mine operating results are presented at the end of this press release.

Chapada, Brazil

In the first quarter of 2014, Chapada produced a total of 21,710 GEO, which consisted of 20,455 ounces of gold and 62,729 ounces of silver, contained in concentrate compared with 23,358 GEO, which consisted of 21,722 ounces of gold and 81,812 ounces of silver contained in concentrate in the same quarter of 2013.  Chapada copper production was 27.6 million pounds in the quarter compared with production of 27.4 million pounds of copper in the first quarter of 2013.

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Production for the quarter was lower than the first quarter of 2013 as a result of lower tonnage processed compared to the first quarter of 2013.  Lower tonnage mined and processed was the result of heavier rainfall during the current wet season compared to 2013 and harder ore that affected mill performance.  The mine has reduced drilling patterns spacings to improve ore fragmentation in blasting in order to enhance plant throughput and will realize further improvements throughout the year on completion of the installation of an in-pit crusher and certain other optimizations.  Production at Chapada is expected to be stronger in the second half of the year with the dry season enabling greater flexibility to access higher grade areas unavailable during the wet season and the additional contribution from higher grade ore at Corpo Sul by the end of year.  Corpo Sul is an adjacent near-to-surface ore body to the main pit.  Pre-stripping is underway at Corpo Sul and ore feed is expected to be available later this year.

By-product cash costs for the quarter were negative $867 per GEO, compared with negative $1,796 per GEO for the same quarter in 2013. Higher by-product cash costs per GEO was mainly due to the effect of lower copper sales volume and lower copper prices in the first quarter of 2014 compared to 2013, resulting in a lower copper by-product credit for the quarter.

Co-product cash costs were $489 per GEO in the first quarter, compared to $463 per GEO in the same quarter of 2013.  Co-product cash costs for copper were $1.84 per pound in the first quarter versus $1.90 per pound in the same quarter of 2013.

Chapada revenues for the quarter net of sales taxes and treatment and refining costs were $89.4 million (Q1 2013 - $125.9 million).  Revenues included mark-to-market adjustments and provisional pricing settlements in the quarter of negative $5.5 million (Q1 2013 - negative $7.4 million).

The Company continues to advance initiatives to improve production. These initiatives include modifications to the grinding circuit and the installation of an in-pit crusher to increase throughput.  The in-pit crusher is planned to be commissioning by the end of the second quarter.  Additionally, the development of Corpo Sul, a gold and copper deposit at the southwest end of the main ore body of Chapada is the most prospective new opportunity planned to increase production at Chapada.  Pre-stripping at Corpo Sul began in the first quarter and will continue throughout the year.  Corpo Sul is expected to contribute to higher gold and copper grades expected to begin in the third quarter this year.  Other opportunities under evaluation include Suruca and Arco Sul.

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El Peñón, Chile

In the first quarter of 2014, El Peñón produced 96,165 GEO, which consisted of 59,669 ounces of gold and 1.8 million ounces of silver, compared to 120,684 GEO, which consisted of 90,155 ounces of gold and 1.5 million ounces of silver in the same quarter of 2013. Production in the first quarter exceeded budget.  Normal sequencing in the mine plan called for mining in lower gold and silver grade areas which has higher silver grade and recovery than other ore bodies at El Peñón and in particular from the recently started Pampa Augusta Victoria open-pit operation.  Feed grades for gold are expected to increase to higher levels in the second quarter. Silver grade and recovery was consistent with budget although higher than the first quarter of 2013. Scheduled replacement of equipment is also underway to further improve productivity and reduce mining costs.  This will contribute to greater flexibility in ore blending and, as a result, increase production during the balance of the year, positioning El Peñón to meet its 2014 production plan.

Co-product cash costs were $532 per gold ounce, compared with $455 per gold ounce in the first quarter of 2013.  The increase in co-product cash costs per GEO was mainly due to higher tonnage mined and the lower gold feed grade resulting in higher per-unit cost.

Mercedes, Mexico

Production of 25,460 GEO in the first quarter consisted of 23,579 ounces of gold and 94,042 ounces of silver, compared with 36,575 GEO, which consisted of 33,039 ounces of gold and 176,801 ounces of silver in the first quarter of 2013. Production was consistent with budget levels, mining lower grade areas as part of normal mine sequencing.  Mining of higher grade areas is planned throughout the year with gold and silver grades expected to be at 2013 levels in the third quarter.  A brief labour interruption in February also impacted plant throughput for the quarter. Feed grades are expected to improve in the second half of the year.

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Co-product cash costs of $655 per GEO were 26% higher than $519 in the same quarter of 2013.  Higher co-product cash costs were due to higher unit costs associated with mining in lower grade areas.

Development of other areas continued during the first quarter at Mercedes including: infrastructure and sill development of the Barrancas zone, updating and reviewing studies to refine the mine design and permitting for Lupita and Diluvio.  At Rey del Oro, an open-pit mineral reserve was defined in 2013 and the basis for which the application for permitting is now being advanced.  The underground zone at Rey del Oro is being further defined by drilling and development work to provide additional information for inclusion in the mine design.

Gualcamayo, Argentina

Gualcamayo produced 38,481 ounces of gold in the first quarter compared with 30,177 ounces produced in the first quarter of 2013, representing a 28% increase as a result of the contribution from the new underground operation.  Production was also 10% higher than the fourth quarter of 2013.  Higher production was the result of more tonnes mined and processed as the ramp of QDD Main Phase III is now complete and higher grades resulting from the new mineral source of ore Amelia Inés ("AIM") and QDD Lower West (“QDDLW”) underground, which were partially offset by lower recoveries.

Production for April is a record of approximately 20,000 ounces for the month representing a 56% increase to average monthly production in the first quarter. This positions Gualcamayo to meet and potentially exceed 2014 budget production expectations. The metallurgy of the ore from AIM and QDD Lower West impacts recoveries as it requires a longer leaching cycle than that of QDD Main, and increases the amount of ore on the heap leach pad.  To improve recoveries, a plan is currently under review which contemplates the installation of a filtering station and an increase in volume of treatment capacity.  These plant modifications are expected to improve recovery rates beginning later in the year.

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Co-product cash costs were $739 per ounce in the first quarter compared with $584 per ounce in the first quarter of 2013.  Co-product cash costs for the first quarter were in line with budget although higher than in the first quarter of 2013 due to higher cost underground mining at QDD Lower West.  Equally, co-product cash costs were 10% lower than in the fourth quarter 2013.  Cash costs were also impacted by local inflationary pressures on labour and camp service costs, which were partly offset by the effect of the devaluation of the Argentina Peso on the portion of the operating cost structure reflected in local currency.  The completion of the installation of a conveyor belt, which will reduce the cost of transport of ore from the QDD Lower West underground mine, is underway and expected to improve mining costs later this year.

The Company also continues to progress with studies of the options for processing the newly discovered sulphide resources including Rodado.

Minera Florida, Chile

In the first quarter of 2013, Minera Florida produced 28,315 GEO, which consisted of 24,409 ounces of gold and 195,287 ounces of silver, compared to 34,024 GEO, which consisted of 26,651 ounces of gold and 368,634 ounces of silver in the first quarter of 2013.  Lower production was mainly attributed to lower feed grades expected as part of the mine plan.

Despite lower production, co-product cash costs for the quarter were $630 per GEO, representing a 15% reduction, compared with $744 per GEO in the same quarter in 2013.  Lower cash costs was the result of continuous efforts at cost improvement initiatives implemented in 2013, the devaluation of the Chilean Peso versus the U.S. Dollar and higher by-product credit from sales of zinc.  The mine produced and sold 1,792 tonnes of zinc concentrate in the quarter, compared with 928 tonnes of zinc concentrate produced and sold in the first quarter of 2013, representing a 93% increase in volume of zinc produced and sold.

Jacobina, Brazil

Gold production at Jacobina was 14,853 ounces in the first quarter, compared with 17,366 ounces produced in the same quarter of 2013.  Lower production resulted from reduced throughput offset by improved feed grade.  In April, production at Jacobina was approximately 6,000 ounces of gold, approximately 1,000 gold ounces higher than the average monthly production rate in the first quarter, in part due to a planned access to higher grade areas compared to the first quarter.  As part of a redeveloped mine plan in 2013, mining of higher grade areas will continue in 2014 with grade expected to increase to approximately 2 g/t by the fourth quarter of 2014.  As noted, these results are in line with the revised plan set in 2013 for Jacobina to focus on producing quality ounces with sustainable margins and maximize profitability and as such in the short term and the emphasis has been on reducing costs rather than maximizing production preparing for a return to higher production levels and lower costs for the medium and longer term.

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Co-product cash costs were $1,245 per ounce for the first quarter compared to co-product cash costs of $1,276 per ounce for the first quarter of 2013.  Lower co-product cash costs in the current quarter, in spite of reduced production volume, compared to the first quarter last year reflects the effect of mine management's continuous effort in executing the cost containment initiatives implemented since the second quarter of 2013.

The management structure for the oversight of the mine was also changed with oversight now provided by our Chilean management which has considerable underground experience.  A development plan to improve production intermediate and longer term is in progress, the initial benefits of which are expected by the third quarter of this year.

OTHER MINES

Fazenda Brasileiro, Brazil

Production was 12,693 ounces of gold in the quarter compared to 16,797 ounces of gold in the same quarter of 2013 as a result of lower feed grades.  Several initiatives are underway to meet production target, these include the development of new open-pit mineral reserves, improvement in underground production with arrival of new equipment and evaluation of oxide ore from C1 Santa Luz to be treated in Fazenda Brasileiro.  It is anticipated that the mine will meet its production plan set for 2014.

Co-product cash costs averaged $958 per ounce for the first quarter, compared to $920 per ounce in the first quarter of 2013.

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Alumbrera, Argentina

The Company’s interest in Alumbrera is accounted for as an equity investment.  The Company recorded earnings from its 12.5% interest in Alumbrera of $1.2 million for the three months ended March 31, 2014, compared with earnings of $0.1 million for the same period of 2013.

The Company received cash distributions $17.6 million in the quarter ended March 31, 2014, compared with $4.6 million cash distribution in the quarter ended March 31, 2013.

For the quarter, attributable production from Alumbrera was 10,115 ounces of gold and 7.2 million pounds of copper.  This compares with attributable production of 8,222 ounces of gold and 6.3 million pounds of copper in the first quarter of 2013.

By-product cash costs per ounce of gold averaged negative $1,413 for the quarter ended March 31, 2014 compared with negative $303 per ounce for the comparable period in 2013.  By-product cash costs were lower due to the increase in copper sale credit as a result of higher volume of copper sales by Alumbrera in 2013, partly offset by lower average market prices for copper.  Co-product cash costs per ounce for gold averaged $309 for the quarter ended March 31, 2014, compared with $396 per ounce for the same period of 2013.  Co-product cash costs for copper averaged $2.40 per pound for the quarter ended March 31, 2014, unchanged from the comparable period of 2013.

C1 Santa Luz, Brazil

Processing improvements are the focus to improve production at the mine.  Processing improvements include the introduction of a thickener and a regeneration kiln. Improvements in recovery rates from the carbon-in-leach (CIL) circuit are also currently underway. These intermediate term improvements are in progress and are expected to significantly improve recoveries in the second quarter with commercial production commencing in the third quarter.  Additionally, the Company plans to install a roaster as part of a long term solution in improving recovery rates.  Current studies suggest recovery rates with a roaster would exceed 90%. C1 Santa Luz production would reach levels in excess of 120,000 ounces annually with recoveries at that level.  The long term plan includes increasing the underground sulphide mineral resource potential under the current open pit.

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During the commissioning phase, a stockpile is being accumulated which will provide additional flexibility and increasing reliability for the operation as process improvements are implemented and take hold.

Commissioning production was 6,720 ounces of gold in the first quarter. Process improvements were initiated after the quarter end.

Pilar, Brazil

Commissioning continued to ramp-up with completion of commissioning expected in the third quarter of 2014.

The newly delivered low-profile equipment, whose purpose is to improve dilution and productivity was deployed late in the quarter and will be fully operational in May.  This new low-profile mining equipment is one of a series of initiatives being implemented to increase mining efficiencies at the operation and reduce dilution over the life of the mine.  The Company is also evaluating further opportunities including the potential for more selectively mining the higher grade ore shoots that would have a positive impact on the operation as the in-situ grades are much higher than the current mineral reserve grade.  Efforts continue to be focused on an infill drilling program to ensure these higher grade ore shoots can be mined efficiently and brought into production as soon as possible.  The Company is now developing plans for Pilar to reach an annual production level of 100,000 gold ounces.

Production of ore from Caiamar, a satellite deposit, is ramping up for processing at Pilar with the higher grades offsetting the additional transportation costs to the plant.  The Company also continues development of the Maria Lazarus deposit which is a nearer-to-plant satellite deposit with expected contribution to production and better costs due to ore geometry.

Commissioning production for the first quarter was 11,885 ounces of gold, representing an increase of 13% from the fourth quarter of 2013.  Recovery rates continued to improve in the quarter. The Company confirms prior guidance that completion of commissioning is on target for the third quarter of 2014.

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CONSTRUCTION AND DEVELOPMENT PROJECTS

Cerro Moro, Argentina

Cerro Moro is a high-grade gold and silver deposit located in the Santa Cruz province of Argentina with similarities to the deposits at the El Peñón and Mercedes mines.  With the feasibility study completed, detailed engineering and pre-development work is on track towards a planned construction decision before the end of 2014 targeting initial production in the first half of 2016.

The parameters of the updated feasibility study include an initial capital investment of approximately $126 million, throughput rate of 700 tonnes per day,  expected annual production of approximately 150,000 GEO at life of mine cash costs of approximately $352 per GEO and all-in sustaining cash costs of approximately $525 per GEO which includes life of mine sustaining capital of $174 million of which $133 million is for underground development.  The initial capital expenditure estimates for the project of $126 million would be spent beginning in 2015 and mostly in 2016.  Detailed engineering has commenced to confirm assumptions and further refine capital costs to precision levels normally better than feasibility study levels.  Although the total capital, once this process is completed, is not expected to exceed $150 million which assumes a contingency in excess of the feasibility study.

The feasibility study contemplates small open pits for the first three years followed by the development of underground areas. The Company is also evaluating optimizations and efficiencies that include scalability of the plant. The processing plant is to be built in two phases.  The first phase to recover metal from a high grade gravity concentrate; and the second phase, after year three, will add floatation to increase recoveries. Development of the underground areas and second phase plant capital will be fully funded through cash flow.

The project is expected to generate significant returns, create robust value and positively contribute to cash flow per share. This operation aligns with the Company's focus to balance production of growth and capital spending to maximize value creation.

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Suyai, Argentina

Suyai is a high-grade gold and silver deposit located in the Chubut province of Argentina.  An application for the environmental impact study ("EIS") is underway for exploration and development work which will be followed by permitting for an operational EIS within the current mining and environmental laws of the Chubut Province.

The plan being evaluated is a small scale underground operation with off-site processing or direct sale of a precious metal concentrate.  The parameters of the current plan include an initial capital investment of approximately $220 million, initial throughput rate of 1,150 tonnes per day with the ability to expand over time and expected annual production of approximately 150,000 GEO at costs consistent with the Company's current all-in sustaining cash cost structure.

EXPLORATION

Exploration at Yamana continues to be a key to unlocking value at existing operations.  The 2014 program will continue to focus on finding higher quality ounces, those with the greatest potential to most quickly generate cash flow allowing the Company to grow prudently and profitably.
The following summary highlights key updates from the exploration program at the Company since December 31, 2013.

Cerro Moro, Argentina
Surface exploration consisting of detailed mapping and sampling of prospective targets in the Escondida and La Negra blocks were the focus of the exploration program during the first quarter of 2014.  Mapping and sampling from the decline ramp and cross cuts of the Escondida fault and associated veins, breccia, and stockwork systems, is underway.  Sampling of the Escondida veins and structures is expected to confirm values in the mineral resource and mineral reserve models.  To date, veins and structures exposed in the decline are located as modeled from the surface drilling.

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Gualcamayo, Argentina
The 2014 exploration program at Gualcamayo will focus on expanding the Rodado southwest mineral orebody and testing new target areas for near surface oxide potential.  A drill program has been planned to collect core samples of the sulfide zones that can be properly preserved for metallurgical work and used for the sulfide feasibility study of the deep sulfide mineral deposits.  During the first quarter, 4,626 metres were completed in 11 drill holes at Gualcamayo with 945 metres completed in 2 holes that correspond to the metallurgical test program mentioned above.

El Peñón, Chile
The 2014 exploration program at El Peñón involves a combination of surface and underground infill and exploration drill programs coupled with additional surface detailed mapping, sampling and brownfields target development. The program is expected to provide new mineral resources and upgrade existing mineral resources to mineral reserve categorization.  This is a continuation of the 2013 program that focused on mineral resource discovery.

The exploration program will build on the success of the 2013 program, continuing to test and extend the Borde Oeste mineral intercepts to the north and south.  A horizontal exploration hole drilled from a southern Providencia underground drill station to the west intercepted at least three narrow but moderate to high grade intervals that could be southern extensions of the known El Peñón veins systems.  Initial follow-up holes drilled from the surface have intercepted important mineral intervals that further support the continuity of the 2013 intercepts.

During the first quarter, the Company focused on the Providencia HW1, HW2 and HW3 structures with very encouraging results.  The Company also focused on developing targets to the southwest, east and west of the prolific main northeast trending mineral trend at El Peñón and to the west of the mineral bodies at Fortuna.  These efforts identified several new and reaffirmed previously known target areas to the south and southwest of existing operations.

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Minera Florida, Chile
The 2014 exploration program at Minera Florida will focus on upgrading mineral resources to replace and expand mineral reserves and developing new targets through surface mapping and sampling that could be drill tested in the second half of the year.

By the end of the first quarter, the underground based drill program has completed approximately 7,000 metres of the 18,500 metres planned for the year.  Targets tested to date include the Mina Este, Hallazgo, Triangulo Mineralizado, Halo Mineralizado Este and Maquis Clavo II, which are all within the current operating mine limits, and results to date are as expected and support continued work in these areas.

Mercedes, Mexico
Exploration investments continue at Mercedes with a focus on testing for extensions of known ore bodies along the Mercedes-Barrancas-Marianas trend and upgrading inferred and indicated mineral resources into mineral reserve category.  During the year, the Company expects to complete at least 18,500 metres of surface and underground drilling, development of underground drill stations along with important surface reconnaissance and district target development work.

The surface exploration program began in mid-January and has completed 21 holes for 7,081 metres to date.  Initial results are encouraging and are being followed up down dip and along strike.

Pilar, Brazil
Underground mapping and sampling along with computer modeling of drill data has identified moderate to high grade indicated and inferred mineral resource shoots to be drill-tested from the surface during 2014 to expand the mineral resource and mineral reserve base at Pilar.  The surface and underground based drill program to test these mineral shoots began late in the first quarter.  Additionally, further testing and definition drilling at Maria Lazarus is planned for 2014 and is expected to be performed in the second half of 2014.

Chapada, Brazil
The focus of the 2014 exploration program at Chapada is to continue to expand known mineral bodies and discover a new satellite mineral body that can be quickly defined and added to the mineral resource inventories.  The Company expects 12,000 metres to be drilled within the known mine areas as infill and extension programs and 9,700 metres to be drilled on targets developed through near-mine and regional mapping and sampling programs relying on prior knowledge of the areas along with data acquired from existing aeromagnetic and radiometric surveys.

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Exploration and Infill drill programs are expected to commence in the second quarter of 2014.  Priority targets for the exploration program will be testing newly recognized geophysical anomalies, follow-up on the geologic and geochemical anomalies defined in the first quarter and additional testing of the Taquaracu target, which is located approximately 15 kilometres southwest of Corpo Sul.  The infill program will help to define areas within Suruca, Corpo Sul and other targets as needed.

OUTLOOK AND STRATEGY

The Company continues to pursue its stated philosophy of finding the optimal balance between containing costs, protecting and preserving margins and increasing production to generate, maximize and sustain cash flow.  By focusing on these metrics that contribute best to cash flow generation and financial performance and by continuing to build on its mineral reserve and resource base, the Company will continue to deliver value to shareholders.

The Company has indicated budget production of 1.4 million gold equivalent ounces (“GEO”) in 2014. The Company performs various evaluations to maximize the level of confidence and reliability in the forecast production, costs and cash flow generation capacity at every operation.  These evaluations identify ounces that the Company considers to have a lower level of certainty or reliability on any of production, costs or cash flow generation.   The Company considers 70,000 GEO, or less than five per cent, of its budgeted production for 2014 to have a lower level of certainty as they relate to new operations that are progressing to full capacity.  Most of these ounces would be in pre-commercial production and as such do not impact operating cash flow expectations for the year.  The Company’s first quarter production for all metals was in line with budget.  The Company confirms its expectation in achieving production within the above range for the year.  The acceleration in production quarter over quarter, that takes the Company from first quarter production levels to meet annual budget production will result from ordinary course mine sequencing which will lead to mining of higher grade areas for the remainder of the year at mines that contribute most significantly to operating cash flow and ramp up to commercial production of certain mines as planned.  The Company's 2015 production is also expected to further increase with a further significant increase occurring in 2016 with the potential start-up of Cerro Moro.  Silver production is expected to be approximately 8.8 million ounces in 2014 which is included in GEO at a ratio of 50:1. Copper production in 2014 from Chapada mine is expected to be approximately 134 million pounds.

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The Company confirms that in reaching these production levels, all-in sustaining cash costs ("AISC") are expected to be below $850 per GEO on a by-product basis and $925 per GEO on a co-product basis. Cash costs on a by-product basis are calculated after base metal by-product credit, which assumes a price forecast for copper of $3.20 per pound.

Expected expansionary capital spending for 2014 remains as previously stated at approximately $150 million (excluding capitalized interest). The Company continues to allocate capital to those opportunities that can most readily contribute to cash flow.  The estimate for expansionary capital includes an amount for pre-development at Cerro Moro and would increase once a construction decision is made although most of the amount required for Cerro Moro would be spent in 2015 and 2016.  Exploration expenditures for 2014 are also expected to remain as previously stated at $70 million.  The 2014 exploration program will continue to focus on increasing mineral reserves and mineral resources with its near-mine and regional exploration programs, as well as continuing to explore identified greenfield targets and generate new targets.

Sustaining capital is estimated at $320 million although it is included in AISC on a per GEO basis.

The Company continues to work toward future target of over 1.5 million GEO which it believes remains achievable with its existing portfolio of assets.  The Company continues to refine this further growth to ensure it will be delivered reflecting an appropriate balance of production, costs and margin preservation and the generation, maximization and sustainability of cash flow.  Exploration results continue to support the higher level of sustainable production through its producing mines.

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Subsequent to the quarter end, the Company announced a plan of arrangement with Agnico Eagle Mines Limited to jointly acquire a 100% interest in Osisko Mining Corporation. Pursuant to this plan of arrangement, the acquisition would result in the Company acquiring a 50% interest in Osisko Mining Corporation whose assets include the Canadian Malartic mine located in Quebec, Canada. This would immediately add approximately 300,000 GEO to the Company's annual production at average costs consistent with the Company's current cost structure.  The joint operation is consistent with the Company's operating focus in the Americas, and would provide the Company an entry, and opportunity to diversify, into Canada, an established mining friendly jurisdiction in North America.  In addition, to maintaining the Company's average cash costs, the Canadian Malartic mine will be self-funding including capital requirements. It also provides significant mineral reserve growth and a large mineral resource base for future growth. The Company will update its financial targets accordingly upon closing of the transaction.  The plan of arrangement is subject to approval of the shareholders of Osisko Mining Corporation at a meeting planned in late May.

Further details of the 2014 first quarter results can be found in the Company’s unaudited Management’s Discussion and Analysis and unaudited Consolidated Financial Statements at http://www.yamana.com/Investors/FinancialCorporateReports.

FIRST QUARTER 2014 CONFERENCE CALL:

Conference call information for Wednesday, April 30, 2014 at 8:30 a.m. ET.

Toll Free (North America):	1-800-355-4959
Toronto Local and International:	416-695-6616
Webcast:	www.yamana.com

Conference Call REPLAY:

Toll Free (North America):	1-800-408-3053	Passcode 2392753
Toronto Local and International:	905-694-9451	Passcode 2392753

The conference call replay will be available from 12:00 p.m. ET on April 30, 2014 until 11:59 p.m. ET on May 14, 2014.

Annual Meeting of Shareholders

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The Annual Meeting of Shareholders will take place on Wednesday, April 30, 2014 at 11:00 a.m. ET at the Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario, Canada.

For those unable to attend the meeting in person, a live video and audio webcast including slide presentation can be accessed from Yamana’s website.

For further information on the conference call or webcast, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico. Pending completion of a plan of arrangement relating to the purchase of Osisko Mining Corporation, the Company will also have significant precious metals properties in Canada.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

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Chile
	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	GEO Produced	GEO Sold	Cash Cost per GEO
El Peñón
Q1 2014	351,401	5.75	192.32	93.2	83.5	59,669	1,824,794	96,165	95,962	$532
Total 2013	1,422,054	7.94	187.16	93.0	75.7	338,231	6,464,623	467,523	466,093	$485
Q4 2013	352,276	6.46	183.42	93.0	80.3	68,246	1,655,910	101,364	99,546	$593
Q3 2013	351,795	8.26	201.99	93.5	77.0	87,968	1,768,205	123,333	130,014	$458
Q2 2013	356,607	8.66	187.09	92.6	71.2	91,861	1,514,057	122,142	118,977	$451
Q1 2013	361,377	8.37	176.43	93.0	74.0	90,155	1,526,451	120,684	117,557	$455
Total 2012	1,415,292	7.47	199.21	93.5	80.0	317,557	7,246,951	462,496	457,703	$440
Q4 2012	362,874	8.59	195.00	93.0	76.0	93,448	1,733,573	128,119	127,431	$415
Q3 2012	361,544	7.72	196.33	93.3	78.1	83,092	1,768,273	118,457	117,390	$422
Q2 2012	355,132	6.32	194.34	94.1	82.5	68,275	1,848,501	105,245	104,872	$491
Q1 2012	335,741	7.19	212.02	93.5	82.9	72,742	1,896,604	110,675	108,010	$442
Minera Florida
Q1 2014	447,402	2.14	25.97	79.3	52.3	24,409	195,287	28,315	28,970	$630
Total 2013	1,754,785	2.45	32.02	76.1	57.2	99,000	979,514	118,590	118,687	$747
Q4 2013	492,257	2.07	39.16	79.0	61.6	24,539	298,696	30,513	29,732	$592
Q3 2013	448,820	2.27	23.92	78.0	56.0	23,848	181,156	27,471	27,398	$762
Q2 2013	402,130	2.58	18.16	77.7	53.8	23,962	131,029	26,582	26,462	$915
Q1 2013	411,578	2.98	45.84	69.0	56.3	26,651	368,634	34,024	35,095	$744
Total 2012	902,788	3.34	39.29	81.1	67.6	89,163	825,812	105,679	107,198	$797
Q4 2012	222,440	3.53	46.90	81.6	69.8	27,889	245,393	32,797	33,244	$805
Q3 2012	227,246	2.97	37.16	80.5	67.3	19,994	210,297	24,200	24,371	$826
Q2 2012	224,107	3.15	43.31	80.8	69.6	19,179	239,931	23,978	23,229	$811
Q1 2012	228,994	3.70	25.23	81.4	62.4	22,101	130,191	24,705	26,354	$748

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Brazil
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	GEO Produced	GEO Sold	By-Product Cash Cost per GEO	Co-Product Cash Cost per GEO
Chapada
Q1 2014	4,844,752	0.23	58.7	21,710	19,046	$(867)	$489
Total 2013	21,347,439	0.26	57.9	110,618	102,018	$(1,296)	$400
Q4 2013	5,540,262	0.28	57.5	29,817	27,707	$(1,547)	$377
Q3 2013	5,682,276	0.27	58.3	30,917	28,249	$(1,367)	$358
Q2 2013	5,016,383	0.26	59.6	26,525	21,182	$(490)	$421
Q1 2013	5,108,519	0.23	56.0	23,358	24,882	$(1,796)	$463
Total 2012	21,591,482	0.29	59.4	128,172	121,030	$(1,865)	$333
Q4 2012	5,734,592	0.28	59.4	32,498	29,331	$(2,021)	$349
Q3 2012	5,566,744	0.30	58.6	33,610	29,883	$(1,659)	$341
Q2 2012	5,802,649	0.30	59.8	35,697	35,847	$(2,207)	$302
Q1 2012	4,487,496	0.29	59.6	26,367	25,969	$(1,473)	$348
Jacobina
Q1 2014	339,882	1.51	90.1	14,853	15,363		$1,245
Total 2013	1,575,629	1.57	92.2	73,695	77,190		$1,174
Q4 2013	396,235	1.64	93.2	19,519	19,105		$1,140
Q3 2013	380,054	1.66	95.4	19,325	18,017		$1,029
Q2 2013	384,614	1.55	90.8	17,485	19,350		$1,270
Q1 2013	414,725	1.45	90.0	17,366	20,718		$1,276
Total 2012	2,104,683	1.84	93.8	116,863	114,786		$747
Q4 2012	508,737	1.87	92.5	28,337	25,843		$825
Q3 2012	545,578	1.81	94.4	30,028	31,385		$768
Q2 2012	523,603	1.75	95.1	28,005	27,852		$735
Q1 2012	526,765	1.94	93.0	30,493	29,706		$666
Fazenda Brasileiro
Q1 2014	254,620	1.76	90.8	12,693	13,856		$958
Total 2013	1,103,248	2.17	91.1	70,079	69,193		$808
Q4 2013	284,684	2.15	93.3	18,270	17,152		$809
Q3 2013	292,696	1.97	90.0	16,717	17,573		$724
Q2 2013	279,862	2.22	91.2	18,295	18,874		$782
Q1 2013	246,006	2.36	89.8	16,797	15,594		$920
Total 2012	1,048,489	2.22	89.5	67,130	66,805		$872
Q4 2012	270,998	2.28	91.8	18,251	17,773		$856
Q3 2012	255,769	2.52	89.6	18,601	20,448		$803
Q2 2012	251,430	2.27	88.4	16,219	14,048		$827
Q1 2012	270,292	1.84	88.1	14,059	14,536		$1,037

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Argentina
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	Cash Cost per GEO
Gualcamayo
Q1 2014	1,905,687	1.47	68.0	38,481	38,781	$739
Total 2013	6,568,912	0.88	72.5	120,337	111,134	$772
Q4 2013	1,561,180	1.61	43.7	34,929	34,264	$825
Q3 2013	1,298,811	0.86	75.8	27,678	20,570	$919
Q2 2013	1,915,698	0.51	87.2	27,553	27,770	$761
Q1 2013	1,793,223	0.67	79.0	30,177	28,530	$584
Total 2012	7,742,140	0.80	75.5	147,310	149,372	$536
Q4 2012	2,002,170	0.66	75.8	31,502	33,568	$485
Q3 2012	1,664,568	0.78	94.0	38,248	42,095	$669
Q2 2012	1,977,398	0.90	71.6	38,297	33,832	$547
Q1 2012	2,098,004	0.85	68.1	39,263	39,877	$436
Alumbrera
Q1 2014	1,108,149	0.42	67.4	10,115	13,507	$(1,413)
Total 2013	4,671,322	0.37	70.0	39,157	34,521	$(252)
Q4 2013	1,211,561	0.40	73.0	11,319	8,291	$(261)
Q3 2013	1,101,433	0.37	73.9	9,634	10,677	$(339)
Q2 2013	1,187,250	0.38	69.0	9,983	8,047	$(115)
Q1 2013	1,171,078	0.34	64.8	8,222	7,507	$(303)
Total 2012	4,962,373	0.40	71.0	46,077	43,580	$(1,203)
Q4 2012	1,305,186	0.36	71.0	10,769	13,546	$(2,012)
Q3 2012	1,271,732	0.45	72.8	13,633	18,566	$(2,254)
Q2 2012	1,218,825	0.44	71.2	12,359	3,242	$711
Q1 2012	1,166,630	0.36	67.5	9,317	8,227	$(1,270)

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Mexico
	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	GEO Produced	GEO Sold	Cash Cost per GEO
Mercedes
Q1 2014	159,562	4.82	60.07	94.7	30.2	23,579	94,042	25,460	24,582	$655
Total 2013	670,867	6.16	79.39	94.5	34.4	129,327	614,562	141,618	146,438	$496
Q4 2013	169,768	5.58	72.84	94.3	35.5	28,821	144,715	31,716	33,062	$656
Q3 2013	171,556	5.83	68.66	94.1	29.4	31,765	116,840	34,102	33,627	$478
Q2 2013	164,422	6.74	90.61	94.5	34.4	35,701	176,205	39,226	37,593	$363
Q1 2013	165,122	6.54	86.09	95.0	39.0	33,039	176,801	36,575	42,156	$519
Total 2012	603,188	6.43	78.42	94.8	32.0	116,215	489,747	126,010	126,515	$485
Q4 2012	164,285	7.38	85.17	95.8	39.0	36,057	169,313	39,443	36,879	$435
Q3 2012	151,415	6.77	74.23	94.5	29.6	31,497	110,817	33,713	31,835	$490
Q2 2012	151,425	5.53	70.63	94.9	30.8	26,646	112,729	28,900	28,760	$499
Q1 2012	136,063	5.90	83.62	93.7	28.4	22,016	96,887	23,953	29,041	$534

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Copper Production
	Ore Processed	Copper Ore Grade	Copper Recovery (%)	Copper Produced (M lbs.)	Copper Sold (M lbs.)	Cash costs per pound of copper
Chapada
Q1 2014	4,844,752	0.33	79.3	27.6	25.4	$1.84
Total 2013	21,347,439	0.35	79.7	130.2	126	$1.65
Q4 2013	5,540,262	0.37	80.4	36	34.5	$1.53
Q3 2013	5,682,276	0.36	80.9	36.8	35.7	$1.48
Q2 2013	5,016,383	0.34	80.2	30.1	26.7	$1.76
Q1 2013	5,108,519	0.31	77.0	27.4	29.1	$1.90
Total 2012	21,591,482	0.39	82.2	150.6	139.0	$1.40
Q4 2012	5,734,592	0.40	81.1	40.5	37.3	$1.38
Q3 2012	5,566,744	0.40	80.6	39.4	37.1	$1.38
Q2 2012	5,802,649	0.38	83.3	40.4	37.4	$1.34
Q1 2012	4,487,496	0.36	84.0	30.3	27.3	$1.51
Alumbrera
Q1 2014	1,108,149	0.38	76.8	7.2	10.7	$2.40
Total 2013	4,671,322	0.37	79.0	30.2	25.8	$2.21
Q4 2013	1,211,561	0.43	84.0	9.6	6.6	$1.75
Q3 2013	1,101,433	0.36	80.7	7.1	7.3	$2.45
Q2 2013	1,187,250	0.40	76.0	7.2	6.5	$2.40
Q1 2013	1,171,078	0.32	75.2	6.3	5.5	$2.40
Total 2012	4,962,373	0.40	84.0	37.4	35.4	$1.81
Q4 2012	1,305,186	0.30	85.0	8.5	11.1	$2.15
Q3 2012	1,271,732	0.44	85.1	10.4	14.8	$1.92
Q2 2012	1,218,825	0.45	85.9	10.5	2.3	$1.41
Q1 2012	1,166,630	0.40	79.4	8.0	7.2	$1.85

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

NON-GAAP MEASURES
The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its financial statements, which are presented in accordance with International Financial Reporting Standards (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A, except that 2010 financial data is presented in accordance with previous Canadian GAAP.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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Gold equivalent ounces assumes gold plus the gold equivalent of silver using a ratio of 50:1.

CASH COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”) do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operations. Average cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. Cash costs are computed both on a co-product, by-product and all-in sustaining basis.

Cash costs per gold equivalent ounce on a by-product basis is calculated by applying zinc and copper net revenue as a credit to the cost of gold production and as such the by-product gold equivalent ounce cash costs are impacted by realized zinc and copper prices. These costs are then divided by gold equivalent ounces produced. Gold equivalent ounces are determined by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production.

Cash costs on a co-product basis are computed by allocating operating cash costs to metals, mainly gold and copper, based on an estimated or assumed ratio. These costs are then divided by gold equivalent ounces produced and pounds of copper produced to arrive at the average cash costs of production per gold equivalent ounce and per pound of copper, respectively. Production of zinc is not considered a core business of the Company; therefore, the net revenue of zinc is always treated as a credit to the costs of gold production.

All-in sustaining cash costs seeks to represent total sustaining expenditures of producing gold equivalent ounces from current operations, including by-product cash costs, mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation and exploration and evaluation expense. As such, it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, our calculation of all-in sustaining cash costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. This performance measure has no standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

Cash costs per gold equivalent ounce and per pound of copper are calculated on a weighted average basis.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses and reversals, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on share-purchase warrants, (h) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. Reconciliations of Adjusted Earnings to net earnings are provided in  the Company’s MD&A Section 5 “Overview of Annual Results” and Section 6 “Overview of Quarterly Results” for both the yearly and quarterly reconciliations, respectively, found on the Company’s website at www.yamana.com.

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ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

●	Gross margin - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization.
●	Mine operating earnings - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
●	Operating earnings - represents the amount of earnings before net finance income/expense and income tax expense.
●
Cash flows generated from operations before changes in non-cash working capital - excludes the non-cash movement from period-to-period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. Cash flows generated from operations before changes in non-cash working capital per share is calculated by dividing the cash flows generated from operations before changes in non-cash working capital, as reported in the consolidated statement of cash flows, by the basic weighted average number of common shares outstanding of the corresponding period.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because gross margin excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), Cash flows generated from operations before changes in non-cash working capital excludes the non-cash movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

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